UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 52)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2008
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,863,803
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,863,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,863,803
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,877,260
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,877,260
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 52
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended or supplemented as set forth below.

On February 12, 2008, the Company distributed in an offering registered with the U.S. Securities and Exchange Commission (the “SEC”), at no charge to record holders of its Shares, non-transferable subscription rights (“Subscription Rights”) to purchase an aggregate of 2,500,000 Shares.  On that date, the Company distributed 0.25 of a Subscription Right to its stockholders for each Share held by its stockholders at the close of business on January 28, 2008.  Each whole Subscription Right entitled the recipient to purchase one Share at a subscription price of $10.00.  Any stockholder who exercised his or her Subscription Rights in full were entitled to oversubscribe for additional Shares, subject to certain limitations, to the extent Shares were available.  The Subscription Rights expired at 5:00 p.m., Eastern Time, on March 17, 2008.  Pursuant to the exercise of their Subscription Rights, Contran and Harold C. Simmons’ wife purchased on March 24, 2008 from the Company 1,763,434 Shares and 3,457 Shares, respectively, for $10.00 per Share.  This description of the Subscription Rights is qualified in its entirety by the form of the Subscription Rights certificate filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 the Company filed with the SEC on October 2, 2007, the terms of which are incorporated herein by reference.

Item 2.	Identity and Background.

There is no change to the prior disclosure under this item except for the following.

(a)           This Statement is filed by:

•	Contran as a direct holder of Shares; and

•	by virtue of his position with Contran and certain other entities (as described in this Statement), Harold C. Simmons (collectively, the “Reporting Persons”)

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Contran and Harold C. Simmons’ wife are the direct holders of 56.7% and 0.1%, respectively, of the 12,101,932 Shares outstanding as of March 24, 2008 according to information furnished by the Company (the “Outstanding Shares”). Contran may be deemed to control the Company.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

Mr. Harold C. Simmons is chairman of the board of Contran.  By virtue of the holding of this office, the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and the Company and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares directly held by Contran and his wife.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned by either of them.

Certain information concerning the directors and executive officers of Contran, including offices held by Mr. Simmons is set forth on Schedule A attached hereto and incorporated herein by reference.

(b)           The business addresses of the directors and executive officers of Contran are set forth on Schedule A to this Statement and incorporated herein by reference.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all the persons named on Schedule A to this Statement are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

There is no change to the prior disclosure under this item except for the following.

The total amount of funds Contran used to acquire the Shares purchased pursuant to the exercise of its Subscription Rights was $17,634,340.  Contran used its cash on hand to purchase these Shares.

The total amount of funds Harold C. Simmons’ wife used to acquire the Shares purchased pursuant to the exercise of her Subscription Rights was $34,570.  Ms. Simmons used her personal funds to acquire these Shares.

Item 4.	Purpose of Transaction

There is no change to the prior disclosure under this item except for the following.

Contran and Harold C. Simmons’ wife exercised their Subscription Rights and purchased the Shares received upon such exercises in order to increase each of their equity interests in the Company.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of Company securities (including Shares) in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran, may from time to time purchase Company securities, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Company securities held by such person, or cease buying or selling Company securities.  Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

The persons named in Schedule A to this Statement are officers and/or directors of the Company or perform services for the Company as employees of Contran and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

Except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

There is no change to the prior disclosure under this item except for the following.

Contran and Harold C. Simmons’s wife are the direct beneficial owners of 6,863,803 and 13,457 Shares, respectively.

(a)           By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to be the beneficial owner of the 6,877,260 Shares (approximately 56.8% of the Outstanding Shares) that Contran and his wife directly hold.

(b)           By virtue of the relationships described under Item 2 of this Statement:

(1)           Contran and Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 6,863,803 Shares (approximately 56.7% of the Outstanding Shares) that Contran holds directly; and

(2)           Harold C. Simmons and his wife may be deemed to share the power to vote and direct the disposition of the 13,457 Shares (approximately 0.1% of the Outstanding Shares) that his wife holds directly.

(c)           The information included in Item 4 of this Statement is incorporated herein by reference.  The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule A to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule B to this Statement.

(d)           Contran and Harold C. Simmons’ wife each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares it or she directly holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There is no change to the prior disclosure under this item except for the following.

None of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 is supplemented as follows.

Exhibit 1
Form of Subscription Rights Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-3 Keystone Consolidated Industries, Inc. filed with the U.S. Securities and Exchange Commission on October 2, 2007 (Securities Act File No.  333-146454)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 3, 2008

/s/ Harold C. Simmons
Harold C. Simmons, Individually

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 3, 2008

Contran Corporation

By:      /s/ Steven L. Watson
Steven L. Watson, President

SCHEDULE A

The names of the directors and executive officers of Contran Corporation (“Contran”), and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president-real estate of Contran.

Robert D. Graham
Vice president of Contran and Valhi, a publicly held subsidiary of Contran (“Valhi”), executive vice president of Titanium Metals Corporation, a publicly held subsidiary of Contran (“TIMET”); and vice president and general counsel of NL Industries, Inc. (“NL”) and Kronos Worldwide, Inc. (“Kronos Worldwide”), both publicly held subsidiaries of Valhi.

J. Mark Hollingsworth
Acting general counsel of Keystone Consolidated Industries, Inc. (the “Company”); and vice president and general counsel of Contran, Valhi and CompX International Inc., a publicly held subsidiary of NL (“CompX”).

William J. Lindquist	Director and senior vice president of Contran; senior vice president of Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Secretary of CompX, Contran, Kronos Worldwide, NL, TIMET and Valhi.

Kelly D. Luttmer	Vice president and tax director of CompX, Contran, Kronos Worldwide, NL, TIMET and Valhi.

Bobby D. O’Brien	President of TIMET; vice president and chief financial officer of Contran and Valhi.

Glenn R. Simmons	Chairman of the board of the Company and CompX; vice chairman of the board of Contran and Valhi; and a director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons	Chairman of the board of Contran, TIMET and Valhi; and chairman of the board and chief executive officer of Kronos Worldwide and NL,

John A. St. Wrba	Vice president and treasurer of Contran, Kronos Worldwide, NL, TIMET and Valhi.

Gregory M. Swalwell	Vice president and controller of Contran and Valhi; vice president, finance and chief financial officer of Kronos Worldwide and NL; and vice president of TIMET.

Steven L. Watson
Director and president of Contran; vice chairman of Kronos Worldwide; vice chairman and chief executive officer of TIMET; director, president and chief executive officer of Valhi; and a director of the Company, CompX and NL.

SCHEDULE B

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule A to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held	Stock Options Held (1)	Total

L. Andrew Fleck	-0-	-0-	-0-

Robert D. Graham	-0-	-0-	-0-

J. Mark Hollingsworth	-0-	-0-	-0-

William J. Lindquist	-0-	-0-	-0-

A. Andrew R. Louis	-0-	-0-	-0-

Kelly D. Luttmer	-0-	-0-	-0-

Bobby D. O’Brien	-0-	-0-	-0-

Glenn R. Simmons	-0-	-0-	-0-

Harold C. Simmons (2)	13,457	-0-	13,457

John A. St. Wrba	-0-	-0-	-0-

Gregory M. Swalwell	-0-	-0-	-0-

Steven L. Watson	-0-	-0-	-0-

(1)	Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)
Comprises the 13,457 Shares held directly by his wife.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Mr. Simmons disclaims beneficial ownership of all Shares.